China Gerui Advanced Materials Group Limited
No. 69 Huaibei Street, Longhai Middle Road
Zhengzhou 451191
People’s Republic of China
Tel: (011) 86371-6897-0951

December 14, 2010

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Dieter King

Re:        China Gerui Advanced Materials Group Limited
Registration Statement on Form F-3
Filed on: October 29, 2010
File No.: 333-170230

Dear Mr. King:

We hereby submit the responses of China Gerui Advanced Materials Group Limited (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 17, 2010, providing the Staff’s comments with respect to the above referenced registration statement on Form F-3 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.	Please provide us with your analysis under General Instruction I.B. of Form F-3 as to your eligibility to use Form F-3 for the proposed transaction.

Company Response:  The Company is eligible to use Form F-3 under General Instruction I.B.1. based on the following.  General Instruction I.B.1. contains three requirements: (1) The securities are being offered for cash by or on behalf of the Company. (2) The aggregate market value worldwide of the voting and non-voting common equity held by non-affiliates of the Company is the equivalent of $75 million or more. (3)  The financial statements included in the Registration Statement comply with Item 18 of Form 20-F.  Following is our analysis of the Company’s eligibility to use Form F-3 pursuant to each of these requirements of General Instruction I.B.1. to Form F-3.

(1) The securities are being offered for cash by or on behalf of the Company, as reflected in the cover page of the Registration Statement.

December 14, 2010

(2) Pursuant to the Instruction to General Instruction I.B.1. to Form F-3, the aggregate market value of the Company’s outstanding voting and non-voting common equity may be computed by use of the price at which the Company’s common equity was last sold in the principal market for such common equity as of a date within 60 days prior to the date of filing.  On October 28, 2010, the principal market for the Company’s ordinary shares was the Nasdaq Stock Market.  On such date, the Nasdaq Stock Market reports that the price at which the Company’s common equity was last sold was $6.42.

The number of shares held by non-affiliates for purposes of General Instruction I.B.1. to Form F-3 may be any date within 60 days prior to the filing of the registration statement.  See Securities Act Forms Compliance and Disclosure Interpretation Question 116.06. Based on information provided to us by the Company’s directors, officers, and controlling shareholder, the affiliates of the Company collectively held 32,817,021 ordinary shares of the Company as of October 28, 2010.  The computation of this number is illustrated by the following table, which sets forth information with respect to the holdings of our ordinary shares as of October 28, 2010 by (i) each person who is known by us to beneficially own more than 10% of our ordinary shares; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.

Name of Owner	Office, if any	Title of Class	Amount and Nature of Holdings		% of Class(1)
Officers and Directors
Mingwang Lu	Chairman and CEO	Ordinary Shares	0		*
Edward Meng	Chief Financial Officer	Ordinary Shares	0		*
Yi Lu	Chief Operating Officer, General Manager and Director	Ordinary Shares	0		*
Harry Edelson	Director	Ordinary Shares	1,609,521		3.5%
J.P. Huang	Director	Ordinary Shares	0		*
Kwok Keung Wong	Director	Ordinary Shares	985,500	(2)	2.2%
Yunlong Wang	Director	Ordinary Shares	0		*
Maotong Xu	Director	Ordinary Shares	0		*
All officers and directors as a group (8 persons named above)		Ordinary Shares	2,595,021		5.7%
10% Security Holders
Oasis Green Investments Group(3)		Ordinary Shares	30,222,000		66.3%

All persons named above as a group		Ordinary Shares	32,817,021		72.0%

* Less than 1%.

(1)	A total of 45,551,909 (including shares included in our units) of the Company’s ordinary shares as of October 28, 2010 were outstanding according to the records of the Company’s transfer agent.

(2)
Includes 985,500 of the Company’s ordinary shares owned by Honest Joy Group Limited, which is wholly-owned by Mr. Wong.  Mr. Wong may be deemed to be a beneficial owner of the shares held by Honest Joy Group Limited.

(3)
Oasis Green Investments Group (“Oasis Green”), is wholly owned by Ms. Yuying Lu, an Australian citizen.  Ms. Lu is the daughter of the Company’s Chairman and CEO, Mingwang Lu, but does not live in the same household.  Ms. Lu may be deemed to be a beneficial owner of the shares held by Oasis Green.

December 14, 2010

In light of the foregoing, the public float of the Company was $81,757,980.96 as of October 28, 2010, which was within 60 days prior to the date of filing of the Registration Statement.  Therefore, the aggregate market value worldwide of the voting and non-voting common equity held by non-affiliates of the Company was the equivalent of $75 million or more for purposes of General Instruction I.B.1. to Form F-3.

(3) The financial statements incorporated by reference into the Registration Statement comply with Item 18 of Form 20-F.

Exhibit 5.1 - Opinion of Conyers Dill Pearman

2.	Please have counsel revise its opinion in the following respects:

•	Delete the over-allotment clause in the first paragraph on page one, as it does not appear to be applicable to the transaction based on the disclosure in the prospectus;

•	Delete the assumptions in clauses (d), (i} and (k) of the paragraph on page three, as each of them appears to be inappropriate for a transaction of this type;

•	Delete the reliance limitation in the fourth paragraph on page four, as investors are entitled to rely on counsel’s opinion.

Company Response:  Conyers Dill & Pearman (“Conyers”) has revised its form of legal opinion in response to this comment. Enclosed with this response letter as Annex A is the revised draft of the legal opinion corresponding to Exhibit 5.1 to the Registration Statement.

In addition, Conyers has provided the following response with respect to the portion of the second bullet of this comment with respect to the deletion of the assumption in clause (i) of the paragraph on page three of Conyers’ initial legal opinion letter:

“In relation to assumption (i), this was included because we have been instructed to give the opinions in paragraphs 2 and 4 (now re-numbered as paragraphs 2 and 3 in the attached draft) of our opinion on the status of the Equity Securities (which includes the Preference Shares) once issued.  In accordance with the provisions of the memorandum and articles of association of the Company, the Preference Shares are created by resolution of the directors and, under British Virgin Islands law, the rights attached to shares have to be set out in the company's memorandum and such memorandum be filed with and registered by the Registrar of Corporate Affairs in the British Virgin Islands to be effective.

“At the time of issue of our opinion, the designation, powers, preferences, rights, qualifications, limitations and restrictions of the Preference Shares will not have been established, the rights attached to shares will not have been set out in the company's memorandum and such memorandum will not have been filed with and registered by the Registrar of Corporate Affairs in the British Virgin Islands.  As such, without making the assumptions as to the validity of the creation of the Preference Shares under the constitutional documents of the Company and laws of the British Virgin Islands, it is not possible to opine in the form set out in paragraphs 2 and 4 (now re-numbered as paragraphs 2 and 3 in the attached draft) of the opinion.”

3.
We note that counsel’s opinion is limited to the laws of the British Virgin Islands. We further note that the indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York. Please provide an opinion of counsel as to the validity of the indenture and the debt securities under New York law. In addition, please tell us whether the warrants and the units will be governed by the laws of the British Virgin Islands. To the extent that either or both of them will not be so governed, please provide an opinion of counsel as to the validity of the warrants and the units under the laws that govern them.

December 14, 2010

Company Response: To our knowledge, any warrants or units issued pursuant to the Registration Statement may be governed by the laws of a jurisdiction other than the British Virgin Islands, such as the State of New York. Enclosed with this response letter as Annex B is a form of legal opinion corresponding to Exhibit 5.2 to an amendment to the Registration Statement.

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December 14, 2010

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86-371-6897-0951 or Joseph R. Tiano, Jr., Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8233.

Sincerely,

China Gerui Advanced Materials Group Limited

By:	/s/ Mingwang Lu
Mingwang Lu
Chief Executive Officer

December 14, 2010

Annex A

[   ] December 2010

Matter No.:893176
Doc Ref: RJH/343643
Tel. No.: 852 2842 9530
E-mail: Richard.Hall@conyersdill.com

China Gerui Advanced Materials Group Limited
Palm Grove House, P.O. Box 438
Road Town, Tortola
British Virgin Islands

Attention : The directors

Dear Sirs,

Re: China Gerui Advanced Materials Group Limited (the “Company”)

We have acted as special British Virgin Islands legal counsel to the Company in connection with the  Company’s registration statement on form F-3 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “Commission”) on or about the date hereof for the registration, issue and sale by the Company from time to time in one or more public offerings, (1) newly-issued ordinary shares, no par value, of the Company (the “Ordinary Shares”), (2) newly-issued preferred shares of the Company, in one or more series (the “Preferred Shares” and together with the Ordinary Shares, the “Equity Securities”), (3) debt securities, in one or more series (the “Debt Securities”), (4) warrants to purchase Ordinary Shares, Preferred Shares, or Debt Securities, or any combination thereof (the “Warrants”), and (5) units consisting of Ordinary Shares, Preferred Shares, Debt Securities or Warrants, or any combination thereof, in one or more series (the “Units”), having an aggregate price to the public not to exceed $100,000,000, provided that such amount may be increased by the directors in accordance with Rule 462(b) under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

For the purposes of giving this opinion, we have examined copies of the following documents:

(i)	the Registration Statement to be filed by the Company under the United States Securities Act of 1933 (the “Securities Act”) with the Commission on or about 29 October 2010, as amended; and

(ii)	the prospectus (the “Prospectus”) contained in the Registration Statement.

December 14, 2010

The documents listed in items (i) and (ii)  above are herein sometimes collectively referred to as the “Documents” (which term does not include any other instrument or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto).

We have also reviewed the memorandum of association and the articles of association of the Company, as obtained from the Registrar of Corporate Affairs on 28 October 2010, resolutions in writing signed by all the directors of the Company and dated 27 October 2010 (the “Resolutions”), and such other documents and made such enquiries as to questions of law as we have deemed necessary in order to render the opinion set forth below.

We have assumed (a) the genuineness and authenticity of all signatures and the conformity to the originals of all copies (whether or not certified) examined by us and the authenticity and completeness of the originals from which such copies were taken, (b) that where a document has been examined by us in draft form, it will be or has been executed and/or filed in the form of that draft, and where a number of drafts of a document have been examined by us all changes thereto have been marked or otherwise drawn to our attention, (c) the accuracy and completeness of all factual representations made in the Registration Statement and other documents reviewed by us, (d) that the resolutions contained in the Resolutions will not be rescinded or amended, (e) that the Company will issue the Equity Securities in furtherance of its objects as set out in its memorandum of association, (f) that the Company’s constitutional documents will not be amended in any manner that would affect the opinions expressed herein, (g) that there is no provision of the law of any jurisdiction, other than the British Virgin Islands, which would have any implication in relation to the opinions expressed herein, (h) that the Company will have sufficient authorised capital to effect the issue of any of the Equity Securities at the time of issue, whether as a principal issue or on the conversion, exchange or exercise of any Securities, (i) that the designation, powers, preferences, rights, qualifications, limitations and restrictions of the Preference Shares will have been duly established by all necessary corporate action and otherwise in accordance with the Company’s constitutional documents and will not violate the Company’s constitutional documents nor any applicable law, regulation, order or decree in the British Virgin Islands,, (j) that all necessary corporate action will be taken to authorise and approve any issue of Equity Securities, the terms of the offering thereof and related matters, and that the applicable definitive purchase, underwriting or similar agreement will be duly approved, executed and delivered by or on behalf of the Company and all other parties thereto; (k) that the issuance and sale of and payment for the Equity Securities will be in accordance with the Documents or any other applicable purchase, underwriting or similar agreement duly approved by the Board, the Registration Statement (including the prospectus set forth therein and any applicable supplement thereto), (l) that, upon the issue of any Equity Securities, the Company will receive consideration for the full issue price thereof which shall be equal to at  least the par value thereof, (m) the capacity, power and authority of all parties other than the Company to enter into and perform their obligations under any and all documents entered into by such parties in connection with the issuance of the Equity Securities, and the due execution and delivery thereof by each party thereto, (n) that on the date of issuing any Equity Securities the Company is, and after issuing any Equity Securities will be, able to pay its liabilities as they become due.

December 14, 2010

The obligations of the Company in connection with any Equity Securities or other agreement or document relating thereto (a) will be subject to the laws from time to time in effect relating to bankruptcy, insolvency, liquidation, possessory liens, rights of set off, reorganisation, merger, consolidation, moratorium or any other laws or legal procedures, whether of a similar nature or otherwise, generally affecting the rights of creditors; (b) will be subject to statutory limitation of the time within which proceedings may be brought; (c)  will be subject to general principles of equity and, as such, specific performance and injunctive relief, being equitable remedies, may not be available; (d) may not be given effect to by a British Virgin Islands court, whether or not it was applying the Foreign Laws, if and to the extent they constitute the payment of an amount which is in the nature of a penalty and not in the nature of liquidated damages; and (e)  may not be given effect by a British Virgin Islands court to the extent that they are to be performed in a jurisdiction outside the British Virgin Islands and such performance would be illegal under the laws of that jurisdiction.  Notwithstanding any contractual submission to the jurisdiction of specific courts, a British Virgin Islands court has inherent discretion to stay or allow proceedings in the British Virgin Islands courts.

“Non-assessability” is not a legal concept under British Virgin Islands law, but when we describe the Equity Shares as being “non-assessable” we mean, subject to any contrary provision in any agreement between the Company and any one of its members holding any of the Equity Securities (but only with respect to such member), that no further sums are payable with respect to the issue of such shares and no member shall be bound by an alteration in the memorandum and articles of association after the date upon which it became a member if and so far as the alteration requires such member to take or subscribe for additional Equity Securities or in any way increases its liability to contribute to the share capital of, or otherwise pay money to, the Company.

We express no opinion as to the enforceability of any provision of the Documents which provides for the payment of a specified rate of interest on the amount of a judgment after the date of judgment or which purports to fetter the statutory powers of the Company.

We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than the British Virgin Islands.  This opinion is to be governed by and construed in accordance with the laws of the British Virgin Islands and is limited to and is given on the basis of the current law and practice in the British Virgin Islands.  This opinion is issued solely for the purposes of the filing of the Registration Statement and the registration, issue and sale by the Company of the Equity Securities and is not to be relied upon in respect of any other matter.

On the basis of and subject to the foregoing we are of the opinion that:

1.
The Company is duly incorporated and existing under the laws of the British Virgin Islands in good standing (meaning solely that it has not failed to make any filing with any British Virgin Islands governmental authority or to pay any British Virgin Islands government fee or tax which would make it liable to be struck off the Register of Companies and thereby cease to exist under the laws of the British Virgin Islands).

December 14, 2010

2.	Upon the due issuance of any Equity Securities and payment of the consideration therefor, such Equity Securities will be validly issued, fully paid and non-assessable.

3.
Upon the due issuance of any Equity Securities upon exercise of the Warrants or conversion of the Units and payment of the consideration therefor, such Equity Securities will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm under the caption “Legal Matters” in the prospectus forming a part of the Registration Statement.  In giving such consent, we do not hereby admit that we are experts within the meaning of Section 11 of the Securities Act or that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the Rules and Regulations of the Commission promulgated thereunder.

Yours faithfully,

Conyers Dill & Pearman

December 14, 2010

Annex B

Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, NW  |  Washington, DC  20037-1122  |  tel 202.663.8000  |  fax 202.663.8007

December [  ], 2010

China Gerui Advanced Materials Group Limited
No. 69 Huaibei Street
Longhai Middle Road
Zhengzhou, China 451191

Re:     Registration Statement on Form F-3

Ladies and Gentlemen:

We are acting as counsel for China Gerui Advanced Materials Group Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”), in connection with the Registration Statement on Form F-3 (Registration No. 333-170230) (the “Registration Statement”) relating to the registration under the Securities Act of 1933 (the “Act”) of the following securities of the Company having an aggregate initial public offering price of up to U.S. $100,000,000 or the equivalent thereof in one or more foreign currencies, foreign currency units or composite currencies: (a) Ordinary Shares, no par value (the “Ordinary Shares”), (b) Preferred Shares, in one or more series (the “Preferred Shares”), (c) debt securities, in one or more series (the “Debt Securities”), (d) warrants to purchase Ordinary Shares, Preferred Shares, Debt Securities, or any combination thereof (the “Warrants”) and (e) units consisting of Ordinary Shares, Preferred Shares, Debt Securities, Warrants, or any combination thereof (the “Units”). The Ordinary Shares, the Preferred Shares, the Debt Securities, the Warrants and the Units are collectively referred to herein as the “Securities.” The Debt Securities will be issued pursuant to an Indenture in substantially the form of Exhibit 4.3 to the Registration Statement (the “Indenture”) to be entered into between the Company and a trustee to be identified in the Indenture (the “Trustee”).

We have reviewed and are familiar with such corporate proceedings and other matters as we have deemed necessary for this opinion. In rendering this opinion, we have assumed the Indenture will be duly authorized, executed and delivered by the Trustee, where applicable, the Securities will be properly authenticated by the manual signature of an authorized representative of the Trustee, warrant agent, unit agent or transfer agent, and the signatures on all documents examined by us are genuine, which assumptions we have not independently verified.

Based upon the foregoing, we are of the opinion that:

December 14, 2010

1.             With respect to any of the Debt Securities, when (a) the Indenture has been duly qualified under the Trust Indenture Act of 1939, (b) the Board of Directors of the Company or a duly authorized committee thereof (the “Board”) has taken all necessary corporate action to approve the issuance and establish the terms of such Debt Securities, the terms of the offering of such Debt Securities and related matters, (c) such Debt Securities have been duly executed and authenticated in accordance with the terms of the Indenture and (d) such Debt Securities have been issued and sold in the manner contemplated by the Registration Statement and in accordance with the Indenture, such Debt Securities (including any Debt Securities duly issued upon conversion, exchange or exercise of any other Security in accordance with the terms of such Security or the instrument governing such Security providing for such conversion, exchange or exercise as approved by the Board) will be valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws affecting or relating to the rights of creditors generally, by general principles of equity (regardless of whether considered in a proceeding in equity or at law) and by requirements of reasonableness, good faith and fair dealing.

2.             With respect to any of the Warrants, when (a) one or more agreements incorporating the terms and other provisions thereof has been duly executed and delivered by the Company and a warrant agent (a “Warrant Agreement”), (b) the Board has taken all necessary corporate action to approve the issuance and establish the terms of such Warrants, the terms of the offering of such Warrants and related matters, (c) the Warrant certificates have been duly executed and authenticated or countersigned in accordance with the terms of such Warrant Agreement and (d) such Warrants have been issued and sold in the manner contemplated by the Registration Statement and in accordance with such Warrant Agreement, the Warrants will be valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws affecting or relating to the rights of creditors generally, by general principles of equity (regardless of whether considered in a proceeding in equity or at law) and by requirements of reasonableness, good faith and fair dealing.

3.             With respect to any of the Units, when (a) the Board has taken all necessary corporate action to approve the issuance and establish the terms of securities underlying such Units in connection therewith, the terms of such Units, the terms of the offering of such Units and related matters, (b) if applicable, one or more agreements incorporating the terms and provisions of such Units has been duly executed and delivered by the Company and a unit agent (a “Unit Agreement”), (c) such Units have been duly executed and authenticated or countersigned in accordance with the terms of such Unit Agreement and (d) the Units have been issued and sold in the manner contemplated by the Registration Statement and in accordance with such Unit Agreement, such Units will be valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws affecting or relating to the rights of creditors generally, by general principles of equity (regardless of whether considered in a proceeding in equity or at law) and by requirements of reasonableness, good faith and fair dealing.

December 14, 2010

In connection with the opinions expressed above, we have assumed that, at or prior to the time of the delivery of any such Security, the Registration Statement, and any amendments thereto (including post-effective amendments), will have been declared effective under the Act, a Prospectus Supplement to the Prospectus forming a part of the Registration Statement will have been prepared and filed with the Securities and Exchange Commission describing the Securities offered thereby, the authorization of such Security will not have been modified or rescinded by the Board, and there will not have occurred any change in law affecting the validity or enforceability of such Security. We have also assumed that none of the terms of any Security to be established subsequent to the date hereof nor the issuance and delivery of such Security, nor the compliance by the Company with the terms of such Security, will violate any applicable law or will result in a violation of any provision of any instrument or agreement then binding upon the Company or any restriction imposed by any court or governmental body having jurisdiction over the Company.

The opinions expressed above are limited to matters governed by the law of the State of New York..

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption "Legal Matters" in the Registration Statement and in the Prospectus forming a part thereof and any supplement thereto. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,